As filed with the Securities and Exchange Commission on May 10, 2006
Registration No. 333-________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AMDL, INC.
(Exact name of registrant as specified in its charter)

Delaware	33-0413161
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039
(714) 505-4460
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Gary L. Dreher, President
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039
(714) 505-4460
(Name, address, including zip code, and telephone
number, including area code, of agent for service)
Copy to:
Daniel K. Donahue, Esq.
Richard H. Bruck, Esq.
Preston Gates & Ellis LLP
1900 Main Street, Suite 600
Irvine, California 92614-7319
(949) 253-0900
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each class of	Amount to be	offering price	aggregate	Amount of
securities to be registered	registered(1)	per share(2)	offering price(2)	registration fee
Common Stock, $.001 par value per share	10,514,471 shares	$0.58	$6,098,393	$652.53

(1)	In addition, pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement includes an indeterminate number of additional shares as may be issuable as a result of stock splits or stock dividends which occur during this continuous offering.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933 based upon the reported closing sales price of the registrant’s common stock on May 4, 2006 on the American Stock Exchange.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 10, 2006
PROSPECTUS
AMDL, INC.
10,514,471 SHARES
OF COMMON STOCK

     This prospectus relates to shares of common stock of AMDL, Inc. that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 10,514,471 shares of our common stock, of which 5,507,580 shares will be issued to the selling stockholders only if and when they exercise warrants held by them.
     The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the American Stock Exchange, NASDAQ or in private, negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. However, we will receive gross proceeds of up to approximately $3,056,700 from the exercise of the warrants issued in our private offering which closed in April 2006, if and when they are exercised.
     On May 4, 2006, there were 32,899,371 shares of common stock outstanding. Our common stock is listed on the American Stock Exchange and traded under the symbol “ADL.” On May 4, 2006, the closing price of the common stock on the American Stock Exchange was $0.58 per share.
     We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

     The shares of common stock offered or sold under this prospectus involve a high degree of risk. See “Risk Factors” beginning at Page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May __, 2006.

     We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about our company that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.
     In this prospectus, “AMDL,” “company,” “we,” “us,” and “our” refer to AMDL, Inc., a Delaware corporation.
ABOUT FORWARD-LOOKING STATEMENTS
     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect our current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in such statements. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions identify “forward-looking statements” which speak only as of the date of the statement made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AMDL
     We are a theranostics (therapy and diagnosis) company, involved in both the detection and treatment of cancer. While in the recent past most of our sales have been derived from the sale of one of our OEM products, the Company’s long term potential and prospects will come from its proprietary product DR-70® and from its combination immunogene therapy technology.
     We develop, manufacture, market and sell various immunodiagnostic kits for the detection of cancer and other diseases. Our products may be used by hospital, clinical, research and forensic laboratories and doctor’s offices to obtain precise and rapid identification of certain types of cancer and other diseases. Our DR-70® test kit is used to assist in the detection of at least 13 different types of cancer, including: lung (small and non-small cell); stomach; breast; rectal; colon and liver. As DR-70® is a non-invasive blood test, there are no side effects to our test. DR-70® is not yet cleared for sale in the United States.
     Prior to May 2002, our focus was on obtaining foreign distributors for our DR-70® kit. In May 2002, we decided to begin the FDA process under Section 510(k) of the Food, Drug and Cosmetic Act for approval of our intent to market DR-70® as an aid in monitoring patients with colorectal cancer. We conducted clinical trials comparing our DR-70® to the currently accepted assay, CEA, and we submitted the results to the FDA in September 2003. In January 2004, the FDA responded to our submission. The FDA identified deficiencies in our application and the FDA advised our consultant, Diagnostic Oncology CRO, Inc. (DOCRO) that based upon the data submitted, the FDA determined that the DR-70® kit was not substantially equivalent to any other device which has gone through the 510(k) approval process. Then, in January 2005, DOCRO submitted on our behalf additional data and a new application to the FDA for 510(k) clearance to market our DR-70® test in conjunction with the CEA test as an aid in monitoring patients previously diagnosed with progressing colorectal cancer. In June 2005, the FDA issued a non-substantially equivalent letter and pointed out several areas of concern regarding the new application for use of DR-70® as an adjunctive test with CEA. Representatives of DOCRO and the company met with the FDA in June 2005 to go over the FDA’s specific concerns. We are revising our strategy regarding FDA approval of DR-70® and are in the process of reviewing additional data, which we believe supports the claim that DR-70® has “substantial equivalence” to CEA. We hope to present this data to the FDA in third quarter 2006. After our responsive submission is made, the FDA will likely raise other issues in furtherance of the approval process. We cannot predict the length of time it will take for the FDA to review our submission, or whether approval will ultimately be obtained.
     Studies completed at the University of Frankfurt have shown DR 70® to be a reliable screening test for cancer of the gastrointestinal tract. Other studies of DR 70® as an aid in monitoring and screening for lung cancer in Germany are ongoing. An ovarian study was recently completed and published in the January 2006 German Journal of Obstetrics and Gynecology, demonstrating the comparative sensitivity of DR 70® in that study was 13.1% higher than CA 125. We have received approvals to import and market DR 70® in Canada (for lung cancer), Australia and the UK. We have also received certification for EN ISO 13485, a key global standard to ensure quality within the medical and diagnostic device industry. We have complied with the regulations allowing us to affix the CE (Conformite Europeenne) Mark to our DR 70® kit. The CE Mark is required to be displayed on regulated products placed for sale in the European Union and allows us to market DR 70® in the European Union, subject to any additional specific country regulatory requirements or limitations. We currently sell DR 70® primarily in Asia.
     Our other proprietary product, Pylori-Probe™, is cleared for sale in the United States; however, we do not intend to market Pylori-Probe™ because we believe that the Pylori-Probe™ cannot be competitively marketed.
     In August 2001, we acquired a combination immunogene therapy technology that may be effective in building a cancer patient’s immune system and could eventually lead to a vaccine to protect patients known to be at risk because of a family history for certain types of cancer. The combination therapy is intended to both build the body’s immune system and destroy cancer cells. This technology involves injecting the cancer patient’s tumor with a vector carrying both a granulocyte-macrophage colony stimulating factor and a t-cell co-stimulating factor, thereby activating an immune response against the cancer cells. We are actively seeking a pharmaceutical or biotechnology strategic partner with whom to form a joint venture or otherwise license our combination immunogene therapy technology. Preliminary tests in Canada conducted on mice injected with human skin and brain cancers indicated that the combination therapy can be effective. Additionally, Phase 1 clinical trials have been completed in Canada. We funded a study conducted by Dr. Lung-Ji Chang at the University of Florida to target breast cancer with a goal of ultimately developing a vaccine using the combination immunogene therapy technology. We believe the technology may have potential for fighting several types of cancer by enhancing one’s immune system and thereby increasing the number of cells that naturally destroy cancer. We also acquired from Dr. Chang other technology relating to a humanized mouse model for the evaluation of anti-human tumor immunity and the identification of immunomodulating genes. However, no assurances can be given that any of these activities will lead to the development of any commercial products or vaccines or that FDA approval will be obtained for any use of the technology.
     We also offer a line of non-proprietary blood tests that are designed to help diagnose a particular kind of cancer. These tests are generally known by the symbols that denote the type of cancer, e.g. CEA for colon cancer and PSA for prostate cancer.
     Our objective is to be a leading provider of cancer-detecting immunodiagnostic kits. In order to meet our objectives, we plan to do the following:
•	obtain U.S. Food and Drug Administration clearance and international approvals for our DR-70® product;

•	distribute DR-70® kits in approved markets;

•	develop DR-70® distribution channels in new markets; and

•	pursue one or more strategic partners to license and develop our combination immunogene therapy technology.
     In the past, our primary OEM product has been a ketone strip which is used by diabetics and those on high protein diets to monitor ketones, which if elevated, can cause kidney damage in patients. Sales of OEM products have been declining for the past few years. In 2005, our OEM product sales were $3,200. Our OEM product sales were $123,465 for 2004. In 2004, ketone strips represented approximately 95% of OEM sales, and in 2005, ketone strips represented 0% of OEM sales. We also offer a line of diagnostic test kits for allergy, autoimmune, cancer markers, clinical chemistry, drugs of abuse, fertility, gastrointestinal disease, serology, serum proteins, thyroid, urine chemistry and other similar tests. We provide our OEM products on a limited basis and do not actively market them. These tests are non-invasive and non-therapeutic diagnostic blood and urine tests performed by a registered technician. The technician takes the patient’s sample and performs the test according to the test’s instructions included in the package to determine whether or not the specific condition being tested exists. Our OEM product test kits are similar, if not substantially the same as, those offered by others. Most of our OEM products for commercial use have been registered with and approved by the FDA, for sale to us and others, by the respective manufacturers. We purchase these products from the manufacturer and resell them under our label. We do not have any exclusive or nonexclusive rights to the technology relating to the OEM products. As these tests are administered in vitro, there are no side effects associated with our OEM products. The package insert describes the possibility that there may be false positives or false negatives associated with the administration of the specific test. The incidence of false positives or negatives from our OEM test kits is similar to that experienced with other comparable test kits.
     On November 21, 2005, we executed a Letter of Intent (“LOI”) with Jade Capital Group Limited, a British Virgin Islands corporation that is the owner of a newly formed holding company, Jade Pharmaceutical Inc., a British Virgin Islands corporation (“Jade Pharmaceutical”) which owns 100% of two China based pharmaceutical manufacturing companies, JiangXi JieZhong Bio-chemical Company Limited (“JJB”) and Yanbian Yiqiao Bio-chemical Pharmaceutical Company Limited (“YYB”). Under the terms of the LOI as revised, subject to the execution of a definitive purchase agreement, receipt of a fairness opinion, stockholder approval and closing of the transaction, we will acquire 100% of the capital stock of Jade Pharmaceutical which would own all of the capital stock of YYB and JJB in exchange for up to 13,715,000 shares of our common stock and other consideration (the “Jade Acquisition”). JJB manufactures large and small volume parenteral solutions, tinctures, tablets and over fifty additional pharmaceutical products. YYB manufactures over eighty (80) products, primarily herbal extracts, and is developing new products for the holistic market. Upon closing of the Jade Acquisition, we will be actively engaged in pharmaceutical manufacturing in China through YYB and JJB. JJB has licenses for 52 products and currently manufactures 27 generic pharmaceutical products.
RISK FACTORS
     This offering involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus and the documents incorporated by reference into this prospectus, in evaluating an investment in our common stock.
Limited product development activities; our product development efforts may not result in commercial products.
     We intend to continue to pursue FDA approval of DR-70® and licensing of our combination immunogene therapy technology. Due to limited cash resources, we cannot develop additional products at this time. Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like DR-70® or the combination immunogene therapy technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for a number of reasons, such as:
•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects on humans;

•	the necessary regulatory bodies, such as the FDA, did not approve our product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize; and

•	the product candidate is not cost effective in light of existing therapeutics.
     Of course, there may be other factors that prevent us from marketing a product including, but not limited to, our limited cash resources. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing may vary by product and by the intended use of a product. We cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.
     Our cash position at the end of April 2006 of approximately $2,400,000 is not sufficient to conduct significant clinical trials and to market our products internationally by ourselves. With or without additional financing (or cash generated from out pharmaceutical operations in China as a result of the Jade Acquisition), we will likely engage outside distributors and license our products to others, although there can be no assurances that our products can be successfully licensed.
We may not be able to continue to operate our business if we are unable to attract additional operating capital.
     The current level of revenues from the sale of DR-70® kits to our distributors and our OEM products, are not sufficient to finance operations on a long-term basis and no other significant orders are pending for any of our OEM products at this time. As we have no prior history as a manufacturer of pharmaceuticals in China, we are unsure of whether those operations will produce sufficient cash to offset the cash drain of the FDA approval process for DR-70® and general operating expenses. Accordingly, our business and operations are substantially dependent on our ability to raise additional working capital to finance the costs of FDA approval of DR-70® and to pay ongoing general and administrative expenses of our business. Moreover, product development and planned operations in China will also require additional financing. (See Risk Factors — Risks related to the Jade Acquisition and operations in China.)
     No definitive arrangements to raise additional capital are in place as of the date of this prospectus. There can be no assurances that we will be successful in raising any additional funds. Assuming (i) the current level of revenue from the sale of DR-70® kits does not increase in the near future; (ii) we do not require new cancer samples to satisfy FDA concerns on our pending 510(k) application; (iii) we do not conduct any additional full-scale clinical trials on DR-70® or our combination immunogene therapy technology, and (iv) no outstanding warrants are exercised, we only have enough cash currently on hand to meet our current level of operating expenses until October 2006. We have total warrants outstanding that are currently exercisable for up to an aggregate of 10,324,477 shares of our common stock at a weighted average exercise price of $0.85 per share. Included within that amount are three-year warrants to purchase a total of 5,507,580 shares which were issued at an exercise price of $0.555 in our April 2006 private placement, the exercise price of which is below our market price at May 4, 2006; however, there can be no assurance that any of these warrants will be exercised. In addition, any future equity financing may involve substantial dilution to our stockholders.
Our current products cannot be sold in certain countries if we do not obtain and maintain regulatory approval.
     We conduct research and clinical trials and we manufacture, distribute and market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the FDA and the Centers for Medicare and Medicaid Services (formerly Health Care Financing Administration), as well as by certain foreign countries, including some in the European Union. Currently, we (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The FDA and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.
FDA approval for marketing DR-70® is not assured.
     Prior to May 2002, our focus was on obtaining foreign distributors for our DR-70® kit. Then, in May 2002 we decided to begin the FDA process for approval of our DR-70® kit as an aid in monitoring patients with colorectal cancer. The FDA advised us in January 2004 on our first application that the DR-70® test data submitted to date does not demonstrate substantial equivalence to a previously approved device, which is necessary for approval of a 510(k) pre-market notification for DR-70® as an aid in monitoring patients with colorectal cancer. We also received a not substantially equivalent letter from the FDA in June 2005 on our second application for 510(k) approval for use of DR-70® as an adjunct to CEA for monitoring patients with colorectal cancer. We are revising our strategy and are reviewing additional data. We have not submitted additional information to the FDA in furtherance of our application. At this time, we cannot predict (i) when our next submission will be made or the length of time it will take for the FDA to review the information, (ii) whether 510(k) pre-market notification will be available for our DR-70® test kit, or (iii) whether such approval will be ultimately obtained.
Our future prospects will be negatively impacted if we are unsuccessful in pending litigation over the combination immunogene therapy technology.
     We are engaged in litigation with AcuVector Group Inc. in the Court of Queen’s Bench in Edmonton, Alberta, Canada over the combination immunogene therapy technology we purchased from Dr. Chang in 2001. AcuVector, a former licensee of Dr. Chang, claims that the terminated license agreement is still in effect. AcuVector is seeking substantial damages and injunctive relief against Dr. Chang and CDN$20,000,000 in damages against us for alleged interference with the relationship between Dr. Chang and AcuVector. The claim for injunctive relief seeks to establish that the AcuVector license agreement with Dr. Chang is still in effect. The Company performed extensive due diligence at the time of acquisition of the technology, but the case is still in the early stages of discovery.
     We are also defending a companion case filed in the same court by the Governors of the University of Alberta filed against us and Dr. Chang. The University of Alberta claims, among other things, that Dr. Chang failed to remit the payment of the University’s portion of the monies paid by us to Dr. Chang for the combination immunogene technology purchased by us from Dr. Chang in 2001. In addition to other claims against Dr. Chang relating to other technologies developed by him while at the University, the University also claims that we conspired with Dr. Chang and interfered with the University’s contractual relations under certain agreements with Dr. Chang, thereby damaging the University in an amount which is unknown to the University at this time. The University has not claimed that AMDL is not the owner of the combination immunogene therapy technology, just that the University has an equitable interest therein or the revenues therefrom.
     Accordingly, if either AcuVector or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, and our future prospects for exploiting or licensing the combination immunogene therapy technology will be significantly impaired.
The value of our combination immunogene therapy technology may not be equal to its carrying value.
     One of our intangible assets is the combination immunogene therapy technology, which we purchased from Dr. Chang in August 2001. It is our largest non-cash asset. Whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, we periodically are required to evaluate the carrying value of such intangibles, including the related amortization periods. Whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable, we determine whether there has been an impairment by comparing the anticipated undiscounted cash flows from the operation and eventual disposition of the product line with its carrying value. If the undiscounted cash flows are less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each intangible asset with its fair value. Fair value is generally based on either a discounted cash flows analysis or market analysis. Future operating income is based on various assumptions, including regulatory approvals, patents being granted, and the type and nature of competing products. Patent approval for eight original claims related to the combination immunogene therapy technology was obtained in May 2004 and a continuation patent application was filed in 2004 for a number of additional claims. No regulatory approval has been requested for our combination immunogene therapy technology and we do not have the funds to conduct the clinical trials which would be required to obtain regulatory approval for our combination immunogene therapy technology. Accordingly, we are seeking strategic partner to license the combination immunogene therapy technology from us. If we cannot attract a large pharmaceutical company to license our combination immunogene therapy technology and conduct the trials required to obtain regulatory approval, or if regulatory approvals or patents are not obtained or are substantially delayed, or other competing technologies are developed and obtain general market acceptance, or market conditions otherwise change, our combination immunogene therapy technology may have a substantially reduced value, which could be material. As the combination immunogene therapy technology asset represents the largest non-cash asset on our balance sheet, any substantial deterioration of value would significantly impact our reported financial position and our reported operating results.
If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in future intellectual property litigation, our business could be adversely affected.
     The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents.
We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.
     We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. Additionally, some of our competitors’ market products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations have greater clinical, research, regulatory and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products.
We are reliant on a few customers and our distributors for sales of our products.
     Virtually all of our operating revenues have come from sales to two distributors in foreign countries of DR-70® kits and from sales to a few domestic customers of our OEM products. For the year ended December 31, 2005 over 95% of our revenues were derived from sales of DR-70® and we had only nominal sales of our OEM products. Historically, we have not received any substantial orders from any of our customers or distributors of DR-70® or our OEM products. Moreover, none of our distributors or customers is contractually required to buy any specific number of DR-70® kits or OEM product from us. Accordingly, based upon this fact, historical sales, and the uncertainty of FDA approval for sale of DR-70® in the United States, any projection of future orders or sales of DR-70® kits or OEM product is unreliable. In addition, the amount of our products purchased by our distributors or customers can be adversely affected by a number of factors, including their budget cycles and the amount of funds available to them for product promotion and marketing.

We are subject to risks associated with our foreign distributors.
     Our business strategy includes the continued dependence on foreign distributors for our DR-70® product. To date, we have not been successful in generating a significant increase in sales through distribution channels in existing markets or in developing distribution channels in new markets. We are also subject to the risks associated with our distributor’s operations, including: (i) fluctuations in currency exchange rates, (ii) compliance with local laws and other regulatory requirements, (iii) restrictions on the repatriation of funds, (iv) inflationary conditions, (v) political and economic instability, (vi) war or other hostilities, (vii) overlap of tax structures, and (viii) expropriation or nationalization of assets. The inability to effectively manage these and other risks could adversely affect our business.
Risks related to Jade Acquisition and operations in China.
     At this time, the Company has no definitive agreement to acquire Jade Pharmaceutical and its subsidiaries. If a definitive agreement is reached and the transaction to acquire Jade Pharmaceutical is closed, we will be subject to all of the risks attendant to the transaction, as well as those related to manufacturing and distributing of pharmaceutical products in China. Those risks include, among others, significant dilution as a result of the issuance of our shares to consummate the Jade Acquisition, strict governmental regulations in China related to manufacturing and distributing pharmaceutical products, dependence on foreign management of our manufacturing operations, potential product liability for misbranded or defective products, intense competition from other foreign pharmaceutical manufacturers and distributors, most of whom will have greater resources than the Company and possible losses due to currency fluctuation. No assurances will be given that the Jade Acquisition will be consummated, or if closed, what the timing thereof will be.
We do not intend to pay dividends on our common stock in the foreseeable future.
     We currently intend to retain any earnings to support our growth strategy and do not anticipate paying dividends in the foreseeable future.
If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures or if material weaknesses or other deficiencies are discovered in our internal accounting procedures, our stock price could decline significantly.
     Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. When we become subject to Section 404, we will be required to begin the process of documenting and testing our internal control procedures, and we may identify material weaknesses in our internal control over financial reporting and other deficiencies. If material weaknesses and deficiencies are detected, it could cause investors to lose confidence in our Company and result in a decline in our stock price. In addition, if we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. In addition, we cannot be certain that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.

Loss of AMEX listing could adversely affect the marketability and price of our shares.
     We are not currently in compliance with the standards for a continued listing on AMEX. AMEX has given us until May 26, 2006 to submit a plan of action to come into compliance with AMEX’s continued listing standards. If our plan is accepted by AMEX, we will have up to 18 months to effect the plan and become compliant with the continued listing standards; however, we will be subject to periodic review to determine whether we have made progress consistent with the plan or otherwise become in compliance with the continued listing standards. AMEX has not yet taken any action to delist our securities; however, unless we meet the standards for continued listing, AMEX could at any time (i) commence a proceeding to delist our securities, or (ii) include us in the list of companies that are not in compliance with AMEX’s continued listing standards and require that the indicator “.BC” be added as an extension to our symbol which will be transmitted with any quotation or trade of our shares. The loss of listing on AMEX could adversely affect the marketability and/or price of our shares because some brokers and other traders might refrain from purchasing or trading our shares if we were delisted or if they perceived that a delisting might occur in the near future. Additionally, delisting from AMEX may adversely impact our ability to raise capital in the future.
Our stock price is volatile, which could adversely affect your investment.
     Our stock price, like that of other cancer diagnostic and treatment companies, is highly volatile. Our stock price may be affected by such factors as:
•	clinical trial results;

•	product development announcements by us or our competitors;

•	regulatory matters;

•	announcements in the scientific and research community;

•	intellectual property and legal matters; and

•	broader industry and market trends unrelated to our performance.
In addition, if our revenues or operating results in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.
We have limited product liability insurance.
     We currently produce products for clinical studies and for investigational purposes. We are producing our products in commercial sale quantities, which will increase as we receive various regulatory approvals in the future. There can be no assurance, however, that users will not claim that effects other than those intended may result from our products, including, but not limited to claims alleged to be related to incorrect diagnoses leading to improper or lack of treatment in reliance on test results. In the event that liability claims arise out of allegations of defects in the design or manufacture of our products, one or more claims for damages may require the expenditure of funds in defense of such claims or one or more substantial awards of damages against us, and may have a material adverse effect on us by reason of our inability to defend against or pay such claims. We carry product liability insurance for any such claims, but only in an amount equal to $2,000,000 per occurrence/ $2,000,000 aggregate liability, which may be insufficient to cover all claims that may be made against us.

USE OF PROCEEDS
     We will not receive any of the proceeds from sales of common stock by any selling stockholder. We will receive gross proceeds of up to approximately $3,056,700 from the exercise of the warrants to purchase 5,507,580 shares of common stock if and when the warrants held by the selling stockholders are exercised. We intend to use the proceeds from the exercise of the warrants for our general working capital needs. There can be no assurance that all, or any, of the warrants will be exercised. Neither the issuance of the common stock to the selling stockholders upon the exercise of the warrants nor the transfer of the warrants is part of this offering.
SELLING STOCKHOLDERS
     This prospectus relates to the offering and sale, from time to time, of up to 10,514,471 shares of our common stock by the stockholders named in the table below. All of the selling stockholders named below acquired their shares of our common stock and warrants directly from us in private transactions.
     The following table sets forth certain information known to us, as of May 4, 2006, and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of common stock by the selling stockholders. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. It also assumes that each of the stockholders who have warrants exercises all of such warrants and sells all of the shares issued upon exercise thereof. The table below assumes that the selling stockholders sell all of the shares offered by them in offerings pursuant to this prospectus, and neither dispose of nor acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.
     The shares of common stock being offered pursuant to this prospectus and included in the table below include 5,507,580 shares of common stock that remain issuable upon the exercise of warrants. These warrants are not exercisable until October 10, 2006; however, they have been included in the number of shares beneficially owned by such person before the offering in the table below.

	Shares beneficially
	owned before		Number of	Shares beneficially
	the offering		Shares being	owned after offering
Name of beneficial owner	Number	Percentage	offered	Number	Percentage
Lawrence and Lori Turel	163,620	*	110,496	0	0
Martin Lowenthal	200,000	*	200,000	0	0
John Gunther	408,840	*	408,840	0	0
Boston Financial Partners(1)	2,714,051	7.9%	693,486	1,113,499	3.3%
Raymond Cormier	198,950	*	198,950	0	0
Noble Consultants Ltd.(2)	1,400,000	3.9%	1,400,000	0	0
Anthony Ricci	300,138	*	300,138	0	0
Payback Consultants, Ltd.(3)	1,400,000	3.9%	1,400,000	0	0
Philip M. Georgas	760,000	2.2%	760,000	0	0
Nite Capital LP(4)	828,730	1.1%	828,730	0	0
Jungle Management, Ltd.(5)	1,400,000	*	1,400,000	0	0
AS Capital Partners, LLC(6)	165,746	*	165,746	0	0
The Catalyst Group LLC(7)	59,668	*	59,668	0	0
Provident Premier Master Fund, Ltd.(8)	1,381,216	3.8%	1,381,216	0	0
Iroquois Master Fund Ltd.(9)	552,486	1.6%	552,486	0	0
Monarch Capital Fund Ltd.(10)	414,364	1.2%	414,364	0	0
Ben J. Brower	19,652	*	19,652	0	0
Galileo Asset Management, S.A.(11)	405,196	1.1%	185,478	219,718	*
J. H. Darby & Co.(12)	10,359	*	10,359	0	0
Brighton Capital, Ltd.(13)	24,862	*	24,862	0	0
(Footnotes appear on next page)

*	Less than 1%

(1)	Thomas Brazil, President and beneficial owner, has sole voting and investment power with respect to these shares. Also includes previously issued warrants to purchase an aggregate of 1,123,640 shares of common stock, which are assumed also sold for purposes of shares beneficially held after offering.

(2)	Mary Scholar, sole stockholder, has sole investment and voting power with respect to these shares.

(3)	Brian deWit, sole stockholder, has sole investment and voting power with respect to these shares.

(4)	Nite Capital LLC, the General Partner, has discretionary authority to vote and dispose of the shares held by Nite Capital LP and may be deemed to be the beneficial owner of these shares. Keith Goodman, in his capacity as manager of Nite Capital LLC may also be deemed to have investment discretion and voting power over the shares held by Nite Capital LP. Mr. Goodman disclaims any such beneficial ownership of these shares.

(5)	Don Scholar, sole stockholder, has sole investment and voting power with respect to these shares.

(6)	Andrew Smuckler, Managing Member, has investment and voting power with respect to these shares.

(7)	Mr. Robert Raffa, Manager, and beneficial owner, has sole voting and investment power with respect to these shares.

(8)	The Investment Manager of Provident Premier Master Fund, Ltd. is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Messrs. Steven W. Winters, and Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares; however, Messrs. Winters and Yakomin disclaim beneficial ownership of these shares.

(9)	Joshua Silverman, Manager, has sole voting and investment power with respect to these shares.

(10)	Monarch Capital Fund Ltd (“Monarch”) is a British Virgin Islands Investment Fund managed by Beacon Fund Advisors Ltd (“Manager”) and advised by Monarch Managers Ltd (“Advisor”). David Sims and Joseph Frunck, the principals, respectively of Manager and Advisor, have voting and investment control with regard to Monarch. Neither Mr. Sims nor Mr. Frunck have any beneficial interest in the shares being registered hereunder.

(11)	Marie-Christine Wright, Director and beneficial owner, has sole voting and investment power with respect to these shares. Includes previously issued warrants to purchase 219,718 shares of common stock.

(12)	Robert Rabinowitz, President and Director, has voting and investment power with respect to these shares.

(13)	Jeffrey Wolin, beneficial owner, has voting and investment power with respect to these shares.
     In our April 2006 private offering, two of the selling shareholders listed above, Galileo Asset Management, S. A., and Securities Network, LLC, acted as our placement agents, for which they or their assignees received, in addition to cash compensation equal to 10% of the purchase price of our securities sold by them, collectively warrants to purchase an aggregate of 500,689 shares of our common stock. They will also receive a cash commission of 6% percent upon exercise of the warrants issued to the purchasers in that private placement. Galileo Asset Management, S.A., also received a non-accountable expense allowance equal to 3% of the purchase price of the securities sold in the offering. Galileo Asset Management, S.A. has also acted as a placement agent in a prior offering of our securities. Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with our company or any of its subsidiaries within the past three years and the selling stockholders possess sole voting and investment power with respect to the shares shown.
     The selling stockholders will sell their shares in one or more market transactions on the American Stock Exchange or in privately negotiated transactions at standard terms, including commissions at market rates for similar transactions.
PLAN OF DISTRIBUTION
     Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. Each selling stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Each selling stockholder may sell the shares being offered hereby: (i) on the American Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices or by a combination of such methods of sale.
     Any broker-dealer participating in such transactions as agent may receive commissions from each selling stockholder (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by each selling stockholder. Broker-dealers may agree with each selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for each selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to each selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the American Stock Exchange, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.
     Each selling stockholder and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission. Each selling stockholder may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed upon by Preston Gates & Ellis LLP, Irvine, California.
EXPERTS
     Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2005 have been audited by Corbin & Company, LLP, an independent registered public accounting firm, and have been incorporated in this prospectus by reference in reliance upon the report of Corbin & Company, LLP pertaining to such financial statements and upon the authority of such firm as experts in auditing and accounting.
AVAILABLE INFORMATION
     We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain reports, proxy and information statements, and other information regarding issuers (including AMDL) may be found. In addition, such material concerning the Company may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.
     This prospectus is part of a registration statement filed with the SEC. The registration statement contains more information than this prospectus regarding our company and its common stock, including certain exhibits filed. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate” into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.
•	Current Report on Form 8-K filed May 2, 2006

•	Current Report on Form 8-K filed April 12, 2006

•	Form 10-KSB for the year ended December 31, 2005 filed March 31, 2006

•	The description of the Company’s common stock contained in its Registration Statement on Form 8-A filed September 21, 2001
     We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to: AMDL, Inc., 2492 Walnut Avenue, Suite 100, Tustin, California 92780-7039, Attention: Gary L. Dreher, Chief Executive Officer, Telephone (714) 505-4460.

PART II
INFORMATION NOT REQUIRED
IN PROSPECTUS
Item 14. Itemized Statement of Expenses.
     The table below sets forth the estimated expenses (except the SEC registration fee, which is an actual expense) in connection with the offer and sale of the shares of common stock of the registrant covered by this Registration Statement.

SEC Registration Fee	$653
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	5,000
Printing Fees and Expenses	500
Miscellaneous	500

Total	$16,653

Item 15. Indemnification of Directors and Officers.
     Delaware law and AMDL’s certificate of incorporation and bylaws provide that AMDL shall, under certain circumstances and subject to certain limitations, indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.
     AMDL’s directors, officers, agents and employees are entitled to indemnification by each of the Selling Stockholders against any losses arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this registration statement and the prospectus contained herein made in reliance upon written information furnished to AMDL by such Selling Stockholder for use in this registration statement or the prospectus.
     AMDL has also entered into indemnification agreements with its directors whereby AMDL has agreed to indemnify and hold them harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to AMDL to the maximum extent permitted by Delaware law. AMDL believes that these agreements are necessary to attract and retain qualified persons as directors and executive officers.
     AMDL also maintains a directors and officers insurance policy with aggregate limits of $2,000,000 pursuant to which directors and officers of the company are insured against liability for certain actions in their capacity as directors and officers.
Item 16. Exhibits.
The exhibits to this registration statement are listed in the Index to Exhibits on Page II-4.
Item 17. Undertakings.
(a) The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California on May 9, 2006.

AMDL, INC.
By:	/s/ GARY L. DREHER
Gary L. Dreher, President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on May 9, 2006.

Signature	Title
/s/ William M. Thompson
WILLIAM M. THOMPSON III	Chairman of the Board of Directors

/s/ Gary L. Dreher GARY L. DREHER	President, Chief Executive Officer and Director (Principal Executive Officer), Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

DOUGLAS C. MACLELLAN	Director

/s/ Edward R. Arquilla
EDWARD R. ARQUILLA	Director

/s/ Marvin E. Rosenthale
MARVIN E. ROSENTHALE	Director

INDEX TO EXHIBITS

Exhibit
5.1	*Opinion and Consent of Preston Gates & Ellis LLP

23.1	*Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1)

23.2	*Consent of Corbin & Company, LLP

*	Filed herewith

II-4